Exhibit 99.3

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	June 30, 2015	December 31, 2014
Assets
Current
Cash		$89	$67
Accounts receivable		197	182
Other		57	46
Deferred funding assets	3	69	84
Risk management	8	6	31

		418	410

Non-current
Deferred funding assets	3	181	195
Exploration and evaluation assets	4	499	505
Property, plant and equipment	5	7,512	7,906
Goodwill		706	734
Risk management	8	59	102

		8,957	9,442

Total assets		$9,375	$9,852

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$337	$529
Dividends payable		5	70
Current portion of long-term debt	6	321	283
Decommissioning liability	7	69	52
Risk management	8	18	9

		750	943

Non-current
Long-term debt	6	1,885	1,866
Decommissioning liability	7	500	533
Risk management	8	8	10
Deferred tax liability	11	920	914
Other non-current liabilities		4	4

		4,067	4,270

Shareholders’ equity
Shareholders’ capital	9	8,993	8,983
Other reserves		91	89
Deficit		(3,776)	(3,490)

		5,308	5,582

Total liabilities and shareholders’ equity		$9,375	$9,852

Subsequent events (Notes 6, 8 and 9)

Commitments and contingencies (Note 12)

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	1

Penn West Petroleum Ltd.

Consolidated Statements of Income (Loss)

	Three months ended June 30			Six months ended June 30
(CAD millions, except per share amounts, unaudited)	Note	2015	2014	2015	2014
Oil and natural gas sales and other income		$364	$685	$675	$1,378
Royalties		(39)	(112)	(76)	(214)

		325	573	599	1,164

Risk management gain (loss)	8	(14)	(11)	38	(41)

		311	562	637	1,123

Expenses
Operating		153	147	315	351
Transportation		12	12	23	23
General and administrative		23	34	45	70
Restructuring		3	7	5	11
Share-based compensation	10	7	8	7	17
Depletion and depreciation	5	174	187	355	374
Loss (gain) on dispositions	5	(95)	—	(95)	48
Foreign exchange loss (gain)	6	(21)	(66)	153	9
Exploration and evaluation	4	—	16	—	16
Financing	6	43	39	80	80
Accretion	7	10	9	19	18

		309	393	907	1,017

Income (loss) before taxes		2	169	(270)	106

Deferred tax expense	11	30	26	6	52

Net and comprehensive income (loss)		$(28)	$143	$(276)	$54

Net income (loss) per share
Basic		$(0.06)	$0.29	$(0.55)	$0.11
Diluted		$(0.06)	$0.29	$(0.55)	$0.11
Weighted average shares outstanding (millions)
Basic	9	502.2	492.4	501.8	491.4
Diluted	9	502.2	492.6	501.8	491.4

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	2

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended June 30			Six months ended June 30
(CAD millions, unaudited)	Note	2015	2014	2015	2014
Operating activities
Net income (loss)		$(28)	$143	$(276)	$54
Depletion and depreciation	5	174	187	355	374
Loss (gain) on dispositions	5	(97)	—	(97)	48
Exploration and evaluation		—	16	—	16
Accretion	7	10	9	19	18
Deferred tax expense	11	30	26	8	52
Share-based compensation	10	1	2	2	5
Unrealized risk management loss (gain)	8	52	(16)	75	(6)
Unrealized foreign exchange loss (gain)	6	(95)	(69)	73	6
Decommissioning expenditures	7	(5)	(7)	(16)	(20)
Change in non-cash working capital		(109)	(77)	(54)	(111)

		(67)	214	89	436

Investing activities
Capital expenditures		(64)	(65)	(255)	(260)
Property dispositions (acquisitions), net		411	(1)	412	212
Change in non-cash working capital		(65)	(55)	(143)	(61)

		282	(121)	14	(109)

Financing activities
Increase (decrease) in long-term debt	6	295	9	484	(171)
Repayments of senior notes	6	(495)	(62)	(580)	(62)
Issue of equity		—	11	—	11
Realized foreign exchange loss on repayments	6	74	3	80	3
Dividends paid		(5)	(54)	(65)	(108)

		(131)	(93)	(81)	(327)

Change in cash		84	—	22	—
Cash, beginning of period		5	—	67	—

Cash, end of period		$89	$—	$89	$—

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	3

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(276)	(276)
Share-based compensation	10	—	2	—	2
Issued to dividend reinvestment plan	9	10	—	—	10
Dividends declared	9	—	—	(10)	(10)

Balance at June 30, 2015		$8,993	$91	$(3,776)	$5,308

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2014		$8,913	$80	$(1,480)	$7,513
Net and comprehensive income		—	—	54	54
Share-based compensation	10	—	5	—	5
Issued on exercise of options	9	12	(1)	—	11
Issued to dividend reinvestment plan	9	29	—	—	29
Dividends declared	9	—	—	(138)	(138)

Balance at June 30, 2014		$8,954	$84	$(1,564)	$7,474

See accompanying notes to the unaudited interim consolidated financial statements.

PENN WEST SECOND QUARTER 2015	INTERIM CONSOLIDATED FINANCIAL STATEMENTS	4

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts,

percentages and various figures in Note 8)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2014.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on July 29, 2015.

b) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	5

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	June 30, 2015	December 31, 2014
Peace River Oil Partnership	$167	$195
Cordova Joint Venture	83	84

Total	$250	$279

Current portion	$69	$84
Long-term portion	181	195

Total	$250	$279

4. Exploration and evaluation (“E&E”) assets
	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$505	$645
Capital expenditures	7	92
Joint venture, carried capital	—	16
Expense	—	(16)
Transfers to PP&E	(13)	(232)

Balance, end of period	$499	$505

5. Property, plant and equipment
Cost	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$17,456	$17,974
Capital expenditures	248	640
Joint venture, carried capital	6	13
Acquisitions	2	12
Dispositions	(486)	(1,416)
Transfers from E&E	13	232
Decommissioning additions (dispositions), net	(19)	1

Balance, end of period	$17,220	$17,456

Accumulated depletion and depreciation	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$9,550	$8,899
Depletion and depreciation	355	750
Impairments	—	634
Dispositions	(197)	(733)

Balance, end of period	$9,708	$9,550

Net book value	June 30, 2015	December 31, 2014
Total	$7,512	$7,906

In 2015, Penn West has recorded gains on dispositions of $95 million (2014 - $48 million loss), which included $2 million expense related to advisory fees (2014 – insignificant).

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	6

6. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		June 30, 2015	December 31, 2014
2007 Notes	US$259	2015 – 2022	6.36%		$324	$550
2008 Notes	US$417, CAD$30	2016 – 2020	6.74%		551	587
UK Notes	£49	2018	6.95	%(2)	96	103
2009 Notes	US$79 (3), £19, €9	2015 – 2019	9.43	%(4)	149	158
2010 Q1 Notes	US$187	2015 – 2025	6.20%		234	341
2010 Q4 Notes	US$146, CAD$48	2015 – 2025	5.47%		231	258
2011 Notes	US$91, CAD$23	2016 – 2021	4.99%		137	152

Total senior notes					1,722	2,149
Syndicated bank facility advances					484	—

Total long-term debt					$2,206	$2,149

(1)	Average interest rate can fluctuate based on consolidated debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.28 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 8).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, initially at 9.99 percent and 10.02 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 8).

The split between current and non-current long-term debt is as follows:

	June 30, 2015	December 31, 2014
Current portion	$321	$283
Long-term portion	1,885	1,866

Total	$2,206	$2,149

There were no senior notes issued in either 2015 or 2014. Subsequent to June 30, 2015, $98 million from the most recently completed dispositions was offered and accepted by lenders for further prepayment of outstanding notes and repayment of indebtedness on our syndicated bank facility on a pro rata basis. The pro rata syndicated bank facility allocation of $17 million was repaid in early July. The Company expects the allocated noteholders amount to be paid on August 7, 2015.

Additional information on Penn West’s senior notes is as follows:

	June 30, 2015	December 31, 2014
Weighted average remaining life (years)	3.6	3.7
Weighted average interest rate (1)	6.5%	6.0%

(1)	Includes the effect of cross currency swaps (refer to Note 8).

At June 30, 2015, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios. At June 30, 2015, the Company had $0.7 billion of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held in short-term money market instruments. At June 30, 2015, 22 percent (December 31, 2014 – none) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	7

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and senior debt and total debt to capitalization, as more specifically defined in the applicable lending agreements. At June 30, 2015, the Company was in compliance with all of its financial covenants under such lending agreements.

Letters of credit totalling $47 million were outstanding on June 30, 2015 (December 31, 2014 – $30 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after December 31, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior unsecured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility.

During the second quarter of 2015, Penn West repaid senior notes in an aggregate amount of US$165 million as part of normal maturities and additional amounts of US$202 million, $18 million, £8 million and €1 million of senior notes were prepaid as a result of the offers made at par to its noteholders using asset disposition proceeds. Penn West also repaid a total of $38 million outstanding under its syndicated bank facility using asset disposition proceeds. Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	8

The split between realized and unrealized foreign exchange is as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Realized foreign exchange loss on debt maturities	$(30)	$(3)	$(36)	$(3)
Realized foreign exchange loss on debt pre-payments	(44)	—	(44)	—
Unrealized foreign exchange gain (loss)	95	69	(73)	(6)

Foreign exchange gain (loss)	$21	$66	$(153)	$(9)

7. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2014 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 6.5 percent (December 31, 2014 – 6.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	June 30, 2015	December 31, 2014
Current portion	$69	$52
Long-term portion	500	533

Total	$569	$585

Changes to the decommissioning liability were as follows:

	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$585	$603
Net liabilities incurred (disposed) (1)	(15)	(75)
Increase (decrease) in liability due to change in estimate	(4)	76
Liabilities settled	(16)	(55)
Accretion charges	19	36

Balance, end of period	$569	$585

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	9

8. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior, notes described in Note 6, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At June 30, 2015, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.6 billion (December 31, 2014 – $2.2 billion) compared to the carrying value of $1.7 billion (December 31, 2014 – $2.1 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at June 30, 2015 and December 31, 2014, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset (liability)	Six months ended June 30, 2015	Year ended December 31, 2014
Balance, beginning of period	$114	$12
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(49)	51
Electricity swaps	7	(2)
Interest rate swaps	—	1
Foreign exchange forwards	(43)	48
Cross currency swaps	10	4

Total fair value, end of period	$39	$114

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	10

Penn West had the following financial instruments outstanding as at June 30, 2015. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	70,000 mcf/d	Jul/15 – Dec/15	$2.86/mcf	$1
AECO Swaps	14,200 mcf/d	Jan/16 – Dec/16	$3.06/mcf	—

Crude Oil
WTI Swaps	7,500 bbl/d	Jul/15 – Sep/15	US$52.00/bbl	(7)
WTI Swaps	5,000 bbl/d	Jul/15 – Sep/15	CAD$74.78/bbl	—
WTI Swaps	12,500 bbl/d	Oct/15 – Dec/15	CAD$72.57/bbl	(4)
WTI Swaps	2,500 bbl/d	Jan/16 – Mar/16	CAD$76.60/bbl	—
WTI Swaps	5,000 bbl/d	Jan/16 – Dec/16	CAD$72.08/bbl	(9)

Electricity swaps
Alberta Power Pool	10 MW	Jul/15 – Dec/15	$58.50/MWh	—
Alberta Power Pool	70 MW	Jul/15 – Dec/15	$55.17/MWh	(2)
Alberta Power Pool	25 MW	Jan/16 – Dec/16	$49.90/MWh	(1)

Crude oil assignment
18 – month term	10,000 boe/d	Jul/15 – May/16	Differential WCS (Edm) vs. WCS (USGC)	4

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$229	2015 – 2022	1.000 CAD/USD	55

Foreign exchange forwards on debt prepayments
	US$70	Aug/15	1.237 CAD/USD	—
Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(1)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	5
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(2)

Total				$39

Based on June 30, 2015 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $5 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $2 million.

Subsequent to June 30, 2015, the Company entered into additional crude oil swaps on 2,000 barrels per day of production in the first quarter of 2016 at WTI $70.00 per barrel, 1,000 barrels per day of production in the second quarter of 2016 at WTI $71.50 per barrel and AECO swaps for 2016 on 4,700 mcf per day of production at an average price of $3.13 per mcf.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	11

The components of risk management on the Statement of Income are as follows:

	Three months ended June 30		Six months ended June 30
	2015	2014	2015	2014
Realized
Settlement of commodity contracts/assignment	$(4)	$(29)	$7	$(49)
Monetization of commodity contracts	—	—	18	—
Settlement of foreign exchange contracts	23	2	25	2
Monetization of foreign exchange contracts	19	—	63	—

Total realized risk management gain (loss)	38	(27)	113	(47)

Unrealized
Commodity contracts	(17)	39	(42)	1
Electricity swaps	11	3	7	4
Interest rate swaps	—	—	—	1
Crude oil assignment	(4)	—	(7)	—
Foreign exchange contracts	(49)	(21)	(43)	(3)
Cross-currency swaps	7	(5)	10	3

Total unrealized risk management gain (loss)	(52)	16	(75)	6

Risk management gain (loss)	$(14)	$(11)	$38	$(41)

Operating costs for the six months ended June 30, 2015 include a realized loss of $4 million (2014 – $2 million loss) on electricity contracts and for the second quarter a realized gain of $1 million (2014 – $2 million loss).

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	12

Foreign currency rate risk

In 2015, the Company monetized a total of US$315 million of foreign exchange forward contracts on senior notes and settled US$77 million as part of normal course maturities. At June 30, 2015, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$70	2015	1.237 CAD/USD
Buy US$18	2016	0.995 CAD/USD
Buy US$78	2017	0.999 CAD/USD
Buy US$26	2018	0.995 CAD/USD
Buy US$76	2019	0.992 CAD/USD
Buy US$31	2020	0.995 CAD/USD

9. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2014	489,077,284	$8,913
Issued on exercise of equity compensation plans (1)	1,067,000	12
Issued to dividend reinvestment plan	7,175,803	58

Balance, December 31, 2014	497,320,087	8,983
Issued to dividend reinvestment plan	4,843,076	10

Balance, June 30, 2015	502,163,163	$8,993

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended June 30		Six months ended June 30
Average shares outstanding (millions)	2015	2014	2015	2014
Weighted average
Basic	502.2	492.4	501.8	491.4
Dilutive impact	—	0.2	—	—

Diluted	502.2	492.6	501.8	491.4

For the second quarter of 2015, 17.4 million shares (2014 – 12.4 million) that would be issued under the Stock Option Plan (“Option Plan”) were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

For the first six months of 2015, 17.4 million shares (2014 – 18.7 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

iii) Dividends

Including amounts funded by the Dividend Reinvestment Plan, Penn West paid dividends of $0.01 per share totalling $5 million in the second quarter of 2015 and $75 million in the first six months of 2015. On July 15, 2015, Penn West paid its second quarter dividend of $0.01 per share totalling $5 million.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	13

10. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers. The current plan came into effect in 2011.

Under the terms of the plan, the number of options reserved for issuance under the Option Plan shall not exceed nine percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Six months ended June 30, 2015		Year ended December 31, 2014
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	14,460,158	$13.91	14,951,830	$17.63
Granted	5,061,500	1.86	8,332,400	8.84
Exercised	—	—	(1,067,000)	9.80
Forfeited/ Expired	(2,131,479)	12.87	(7,757,072)	16.20

Outstanding, end of period	17,390,179	$10.53	14,460,158	$13.91

Exercisable, end of period	6,220,414	$17.58	4,162,904	$20.14

Long-Term Retention and Incentive Plan (“LTRIP”)

Under the LTRIP, Penn West employees receive cash consideration, that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of LTRIP awards (each of which notionally represents a common share) that vest over a three-year period with the cash value paid to the employee on each vesting date. If the service requirements are met, the cash consideration paid is based on the number of LTRIP awards vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date.

LTRIP awards (number of shares equivalent)	Six months ended June 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	3,166,476	2,813,769
Granted	8,980,950	2,749,440
Vested and paid	(1,156,440)	(1,132,029)
Forfeited/ Expired	(678,810)	(1,264,704)

Outstanding, end of period	10,312,176	3,166,476

At June 30, 2015, LTRIP obligations of $4 million were classified as a current liability (December 31, 2014 – $4 million) included in accounts payable and accrued liabilities and $3 million was classified as a non-current liability (December 31, 2014 – $3 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) Plan

The DSU plan became effective in 2011, allowing Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU Plan. At June 30, 2015, 336,330 DSUs (December 31, 2014 – 181,873) were outstanding and $1 million was recorded as a current liability (December 31, 2014 – $1 million).

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	14

Performance Share Unit (“PSU”) Plan

The PSU plan became effective in 2013, allowing Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Six months ended June 30, 2015	Year ended December 31, 2014
Outstanding, beginning of period	771,020	969,723
Granted	1,483,000	620,000
Vested	(180,010)	(570,770)
Forfeited	(103,161)	(247,933)

Outstanding, end of period	1,970,849	771,020

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At June 30, 2015, $1 million (December 31, 2014 - nil) was a current liability included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2014 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options at the time of grant under the Option Plan, which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the LTRIP, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Six months ended June 30
	2015	2014
Options	$2	$5
LTRIP	4	9
PSU	1	3

Share-based compensation	$7	$17

The share price used in the fair value calculation of the LTRIP, PSU and DSU obligations at June 30, 2015 was $2.15 (June 30, 2014 – $10.42). Share-based compensation related to the DSU was insignificant in both periods.

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Six months ended June 30
	2015	2014
Average fair value of options granted (per share)	$0.63	$1.26
Expected life of options (years)	4.0	4.0
Expected volatility (average)	43.6%	31.3%
Risk-free rate of return (average)	0.6%	1.4%
Dividend yield	2.0%	6.1%

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	15

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

11. Deferred income taxes

The proposed corporate tax rate increase in Alberta from 10 percent to 12 percent was substantively enacted during the second quarter. As a result of this change, a $60 million charge was recorded in deferred income tax expense during the period.

In 2015, the Company has received Investment tax credit refunds totalling $2 million (2014 - nil) which was included in deferred income taxes.

12. Commitments and contingencies

Penn West is involved in various litigation and claims in the normal course of business and records provisions for claims as required. In 2014, Penn West became aware of a number of putative securities class action claims having been filed or threatened to be filed in both Canada and the United States relating to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A. In 2014, Penn West was served with statements of claim against the Company and certain of its present and former directors and officers relating to such types of securities class actions in the Provinces of Alberta, Ontario and Quebec and in the United States. To date, none of these proceedings has been certified under applicable class proceedings legislation. In the United States, the Court has consolidated the various actions, appointed lead plaintiffs, and set a scheduling for the parties to brief a motion to dismiss. Amounts claimed in the Canadian and United States proceedings are significant, but at this stage in the process, any estimate of the Company’s potential exposure or liability, if any, are premature and cannot be meaningfully determined. The Company intends to vigorously defend against any such actions.

PENN WEST SECOND QUARTER 2015	NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS	16